Bitcoin Depot Inc.

8601 Dunwoody Place

Sandy Springs, GA 30350

(678) 435-9604

April 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(File No. 333-294785) of Bitcoin Depot Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on April 9, 2026, or as soon thereafter as is practicable.

If you need additional information, please contact Katherine Terrell Frank of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (214) 220-7869

Very truly yours, Bitcoin Depot Inc.

By:	/s/ Christopher Ryan
Name:	Christopher Ryan
Title:	General Counsel and Corporate Secretary